September 7, 2010
VIA EDGAR

Re:	LPL Investment Holdings Inc. Registration Statement on Form S-1 Filed June 4, 2010, as amended File No. 333-167325
Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
     On behalf of LPL Investment Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the following responses to the comment letter dated August 31, 2010 from the Staff regarding the registration statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
Recent Developments, page 8
1. In an appropriate section of the prospectus, please describe the escrow and contingent payment in greater detail, including a description of the “specified matters” for the escrow and the maximum amount of the contingent payment. Please also include the acquisition agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.
Response to Comment 1:
     In response to the Staff’s comments, the Company will revise the disclosure about the recent acquisition of certain assets of National Retirement Partners, Inc. (“NRP”) as follows (revised language in bold):
     Acquisition of National Retirement Partners
     On July 14, 2010, we announced a definitive agreement to acquire certain assets from National Retirement Partners, Inc. (“NRP”). NRP’s advisors offer products and services to retirement plan sponsors and participants and comprehensive financial services to high net worth individuals. Through this asset purchase, NRP’s independent advisors will have the opportunity to join LPL Financial. This transaction will further enhance our capabilities and presence in group retirement plans, while providing benefits for both NRP advisors who join LPL Financial as well as for our existing advisors.
     The consideration for the transaction consists of a payment on the closing date of $27.0 million, subject to a post-closing purchase price adjustment secured by a $5.4 million escrow, and a contingent payment to be made on the third anniversary of closing of approximately 25%-30% of the amount by which the gross trailing twelve-month commission and fee revenues relating to the business exceed an agreed upon performance target. There is no cap on the contingent payment amount, which is currently anticipated to be substantially less than the closing date payment amount. Upon completion of this transaction, certain NRP employees will join LPL Financial. NRP has agreed to indemnify us for breaches of representations and warranties and covenants, as well as pre-closing actions or omissions. The transaction is expected to close in the fourth quarter of 2010, subject to customary closing conditions including regulatory approvals.
     The Company acknowledges the Staff’s comment regarding the acquisition agreement related to the purchase of certain assets of NRP. The Company has concluded that it is not required to include the acquisition agreement as an exhibit pursuant to Item 601 of Regulation S-K because the acquisition is not material. In reaching this conclusion, the Company considered the following factors, among other things:
•	Purchase price is a small percentage of the Company’s assets. The consideration for the transaction consists of a payment on the closing date of $27.0 million, with a potential contingent payment to be made on the third anniversary of closing. The $27.0 million purchase price payment represents only 0.81% of the Company’s total assets (as of June 30, 2010), and the contingent payment is currently anticipated to be substantially less than the closing date payment amount.

•	Acquired business does not meet the Regulation S-X significance criteria. Assuming completion of the acquisition, the acquired NRP business will not be “significant” pursuant to Rule 1-02(w) or Rule 3-05 of Regulation S-X because the acquired business does not exceed 10% of any of the three significance criteria.

•	Insignificant ongoing obligations. There are no significant continuing obligations of the Company after the purchase of the assets other than the potential contingent payment, which is currently anticipated to be substantially less than the closing date payment amount.

Principal and Selling Shareholders, page 124
2. Please disclose the total number of “Other selling shareholders” that will be included in the Form 8-K referenced in footnote 14 to the table on page 125.
Response to Comment 2:
     The Company will revise the disclosure in the prospectus to include the total number of “Other selling shareholders” that will be included in the Form 8-K referenced in footnote 14 to the table on page 125.
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     We would appreciate the opportunity to discuss at your convenience any questions or further comments you may have on the above responses. Please do not hesitate to call me at 617-951-7294.
Very truly yours,
/s/ Julie H. Jones
Julie H. Jones

cc:	LPL Investment Holdings Inc. Stephanie L. Brown